EXHIBIT 21.1


CNS Response, Inc., a California corporation and Colorado CNS Response, Inc., a Colorado corporation, are wholly-owned subsidiaries of CNS Response, Inc., a Delaware corporation.

Neuro-Therapy Clinic, P.C., a Colorado professional medical corporation, is a wholly-owned subsidiary of Colorado CNS Response, Inc.